EXHIBIT 99.1

Just Energy Provides Update on CCAA and Chapter 15 Processes

Appointment of Anthony Horton as Executive Chair

TORONTO, April 02, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (OTC: JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, announced today that the order under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) issued on March 19, 2021 has been given full force and effect in the United States under Chapter 15 of Title 11 of the U.S. Code in the cases currently pending in the Bankruptcy Court for the Southern District of Texas.

The Company also announced that the current Chairman of the Board, Anthony Horton, has been appointed as Executive Chair of the Company by the Board to, among other things, oversee and provide strategic direction with respect to the exploration and implementation of potential restructuring alternatives, while the Company is undergoing the CCAA and U.S. Chapter 15 processes. Mr. Horton has more than 25 years of energy experience and was Executive Vice President and Chief Financial Officer at Energy Future Holdings and Senior Director of Corporate and Public Policy at TXU Energy. He has served on the board of directors and committees of numerous companies involved in turnarounds and restructuring matters.

In addition to the appointment of Mr. Horton, the Company also announced that it has established a Legislative and Regulatory Affairs Committee of the Board to, among other things, oversee, review and assess any government or regulatory actions associated with the Texas extreme weather event (the “Weather Event”). The Legislative and Regulatory Affairs Committee will be chaired by Marcie Zlotnik and its other members will be Mr. Horton and Scott Gahn.

“I look forward to the ongoing work with Tony, Marcie and the rest of the Board, as we continue to effectively serve our customers across North America, while managing the restructuring process,” said Mr. Gahn, Just Energy’s President and Chief Executive Officer.

Just Energy will provide additional updates as developments warrant. Further information regarding the CCAA proceedings is available at the Monitor’s website http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.
Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements, including statements with respect to the CCAA and U.S. chapter 15 proceedings; the availability of potential restructuring alternatives; and whether there are any government or regulatory actions associated with the Weather Event. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA and similar legislation in the United States; the outcome of any legislative or regulatory actions; the outcome of any invoice dispute with the Electric Reliability Council of Texas (“ERCOT”); the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors

Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications and Public Affairs
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group